AMYRIS, INC.

5885 Hollis Street

Emeryville, California 94608

(510) 786-6946

September 16, 2015

Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pamela Long
Division of Corporation Finance

Re:	Amyris, Inc.
Form S-3 initially filed August 12, 2015, as amended
File No. 333-206331

Via EDGAR - Acceleration Request

Requested Date: September 18, 2015

Requested Time: 4:30 p.m. EST

Ladies and Gentlemen:

Amyris, Inc. (the "Registrant”) hereby requests that the Securities and Exchange Commission (the "Commission") take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the "Requested Date" and "Requested Time" set forth above or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Winnike at (650) 335-7657, or in his absence Mr. Rashid at (650) 335-7822.

Sincerely,

AMYRIS, INC.

By: /s/ Nicholas Khadder

Nicholas Khadder

General Counsel & Secretary

cc:	Craig Slivka, Division of Corporation Finance - Securities and Exchange Commission
Leland Benton, Division of Corporation Finance - Securities and Exchange Commission
Dan Winnike, Fenwick & West LLP
Faisal Rashid, Fenwick & West LLP